Exhibit 8.1

2001 Ross Avenue Suite 900 Dallas, Texas 75201-2980 TEL +1 214.953.6500 FAX +1 214.953.6503 BakerBotts.com	AUSTIN BRUSSELS DALLAS DUBAI HOUSTON london	NEW YORK PALO ALTO RIYADH SAN FRANCISCO Singapore WASHINGTON

October 18, 2023

RumbleOn, Inc.
901 W. Walnut Hill Lane, Suite 110A
Irving, Texas 75038

Ladies and Gentlemen:

We have acted as counsel to RumbleOn, Inc., a Delaware corporation (the “Company”), with respect to the preparation and filing of a Registration Statement on Form S-3 on October 4, 2023, as the same has been or may be amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement includes a prospectus (the “Prospectus”) to be furnished to holders of the Company’s Class A common stock, par value $0.001 per share (the “Class A common stock”), and Class B common stock, par value $0.001 per share (the “Class B common stock” and, together with the Class A common stock, the “Common Stock”), in connection with the distribution by the Company to such holders of Common Stock (each, an “Eligible Stockholder”) of non-transferable subscription rights (the “Subscription Rights”) entitling the Eligible Stockholders to purchase shares of Class B common stock (the “Rights Offering”). The Registration Statement relates to the Class B common stock that may be issued and sold by the Company upon exercise of the Subscription Rights.

In connection therewith, we prepared the discussion set forth under the caption “Material U.S. Federal Income Tax Consequences” in the Prospectus (the “Tax Discussion”). All statements of legal conclusions contained in the Tax Discussion, unless otherwise noted, are our opinion with respect to the matters set forth therein as of the date of the Prospectus, qualified by the limitations contained in the Tax Discussion. In addition, we are of the opinion that the Tax Discussion with respect to those matters to which no legal conclusions are provided are accurate discussions of such U.S. federal income tax matters.

Our opinion is expressed as of the date hereof and is based on provisions of the Internal Revenue Code of 1986, Treasury regulations promulgated thereunder, published pronouncements of the Internal Revenue Service, and case law, in each case as in effect as of the date hereof, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts or in circumstances surrounding the Rights Offering may affect the validity of our opinion. We assume no responsibility to inform you of any change or inaccuracy that may occur or may come to our attention. Further, our opinion is not binding on the Internal Revenue Service or a court. There can be no assurance that the Internal Revenue Service will not take contrary positions or that a court would agree with our opinion if litigated.

RumbleOn, Inc.	October 18, 2023

No opinion is expressed as to any matter not discussed in the Tax Discussion. We are opining herein only as to the federal income tax matters described above, and we express no opinion with respect to the applicability to, or the effect on, any transaction of other federal laws, foreign laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

We hereby consent to the filing of this opinion of counsel as Exhibit 8.1 to the Registration Statement and to the reference to our firm and this opinion in the Prospectus. In giving this consent, we do not hereby admit that we are experts within the meaning of, or that we are within the category of persons whose consent is required under, Section 7 or Section 11 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Baker Botts L.L.P.